

October 20, 2022

Robert Dixon
Chief Executive Officer
MacKenzie Realty Capital, Inc.
89 Davis Road, Suite 100
Orinda, CA 94563

      Re: MacKenzie Realty Capital, Inc.
          Offering Statement on Form 1-A
          Post-qualification Amendment No. 1
          Filed October 14, 2022
          File No. 024-11503

Dear Robert Dixon:

      This is to advise you that we do not intend to review your amendment.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Catherine De Lorenzo at 202-551-4079 or Jeffrey Gabor at 202-551-2544 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Rebecca Taylor, Esq.